SUBSEQUENT EVENTS NOTE

On Thursday, June 25, 2009, a majority of shareholders of record of the Free Enterprise
Action Fund (the Fund) approved the following proposal by action of written consent pursuant to Section 4 of Article V of the Trusts Declaration of Trust:

Proposal 1: Merger of the Fund and the Congressional
Effect Fund (the CE Fund), a series of the
Congressional Effect Family of Funds (the
Congressional Trust) pursuant to an Agreement and Plan of Reorganization between the Trust and the Congressional Trust.

Shares Voted			Shares Voted Against
In Favor			or Abstentions
422,845				273,196